SEC AUCTION RATE SECURITIES, JANUARY 9, 2007, SEC FILE NO. 3-12526

MATTER NAME SECURITIES & EXCHANGE COMMISSION ("SEC")

MATTER DETAILS SECURITIES & EXCHANGE COMMISSION ("SEC")
PRINCIPAL SANCTION: CEASE AND DESIST AND UNDERTAKING

ADDITIONAL SANCTION: THE BANK AGREED TO PROVIDE: (1) A WRITTEN DESCRIPTION OF ITS MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS IN WHICH IT SERVES AS AUCTION AGENT TO EACH BROKER-DEALER THAT HAD PREVIOUSLY SUBMITTED BIDS FOR AUCTION RATE SECURITIES AND THE ISSUERS OF SUCH SECURITIES; (2) SUPPLY A WRITTEN DESCRIPTION OF ITS CURRENT MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS TO BROKER-DEALERS AND ISSUERS OF EACH OFFERING OF AUCTION RATES SECURITIES FOR WHICH IT SERVES AS AUCITON AGENT TO WHOM SUCH WRITTEN DESCRIPTION HAS NOT PREVIOUSLY BEEN PROVIDED PRIOR TO THE ISSUANCE OF SUCH SECURITIES; AND (3) PROVIDE A WRITTEN STATEMENT DESCRIBING ANY MATERIAL CHANGE TO EACH BROKER-DEALER AND ISSUER OF AUCTION RATE SECURITIES FOR WHICH THE BANK IS THEN SERVING AS AUCTION AGENT.

DATE INITIATED: JANUARY 9, 2007

DOCKET/CASE NUMBER: SEC FILE NO. 3-12526

THE BANK OF NEW YORK MELLON - THE BANK OF NEW YORK (THE BANK)
THE BANK ACTED AS AUCTION AGENT IN THE AUCTIONING OF AUCTION RATE SECURITIES. FROM AT LEAST JANUARY 1, 2003 THROUGH JUNE 30, 2004, IN CONNECTION WITH CERTAIN AUCTIONS, THE BANK ACCEPTED INITIAL OR REVISED BIDS AFTER SUBMISSION DEADLINES AND ALLOWED BROKER-DEALERS TO INTERVENE IN AUCTIONS. IN CERTAIN INSTANCES, THIS CONDUCT ALSO AFFECTED THE RATE PAID ON THE AUCTION RATE SECURITIES. AS A RESULT OF THIS CONDUCT, THE BANK CAUSED VIOLATIONS OF SECTION 17(A)(2) OF THE SECURITIES ACT.

RESOLUTION DATE: JANUARY 9, 2007

CEASE AND DESIST ORDER AND A $750,000.00 UNDERTAKING

OTHER SANCTIONS ORDERED: THE BANK'S AGREEMENT TO PROVIDE: (1) A WRITTEN DESCRIPTION OF ITS MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS IN WHICH IT SERVES AS AUCTION AGENT TO EACH BROKER-DEALER THAT HAD PREVIOUSLY SUBMITTED BIDS FOR AUCTION RATE SECURITIES AND THE ISSUERS OF SUCH SECURITIES; (2) SUPPLY A WRITTEN DESCRIPTION OF ITS CURRENT MATERIAL PRACTICES AND PROCEDURES FOR AUCTIONS TO BROKER-DEALERS AND ISSUERS OF EACH OFFERING OF AUCTION RATES SECURITIES FOR WHICH IT SERVES AS AUCTION AGENT TO WHOM SUCH WRITTEN DESCRIPTION HAS NOT PREVIOUSLY BEEN PROVIDED PRIOR TO THE ISSUANCE OF SUCH SECURITIES; AND (3) PROVIDE A WRITTEN STATEMENT DESCRIBING ANY MATERIAL CHANGE TO SUCH POLICIES AND PROCEDURES TO EACH BROKER-DEALER AND ISSUER OF AUCTION RATE SECURITIES FOR WHICH THE BANK IS THEN SERVING AS AUCTION AGENT.